Mail Stop 3561

July 7, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Mark S. Robinow
Chief Financial Officer
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

      Re: **Kona Grill, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed March 17, 2009
               File No. 001-34082

Dear Mr. Robinow:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Management's Discussion and Analysis</u>

<u>– Financial Performance Overview, page 26</u>

1. We note your disclosure of the non-GAAP financial measure "restaurant operating profit." Please tell us, and revise your disclosure in future filings to include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(c) of Regulation S-K.

<u>– Liquidity and Capital Resources, page 33</u>

2. We note from your balance sheet that you have a working capital deficiency as of December 31, 2008. Please revise your liquidity section of MD&A in future filings to disclose this working capital deficit and indicate the course of action management is taking to remedy this deficiency. See Item 303(A)(1) of Regulation S-K.

<u>Notes to the Financial Statements</u>

<u>- General</u>

3. We note from your discussion on page 25 in MD&A that restaurant sales include gross food and beverage sales, net of promotions and discounts. Please tell us, and revise the notes to your financial statements in future filings to disclose your accounting policy for recording promotions and discounts. See EITF 01-09.

<u>Note 3. Investments, page F-11</u>

4. We note your disclosure that in October 2008 you entered into an agreement with UBS which allows the Company the right to put the auction rate securities back to UBS at full par value between June 30, 2010 and July 2, 2012. Please explain to us how you determined the fair value of the put option and why you believe it is appropriate to recognize a gain on the put option. Also, please explain to us the nature and terms of the settlement of $2.05 million of auction rate securities during 2008, including whether any cash was received and if a gain or loss was recorded on the settlement.

<u>Note 4. Fair Value Measurements, page F-12</u>

5. We note from your disclosure in Note 4 that the auction rate securities were transferred to Level 3 during 2008. Please explain to us, and disclose in MD&A in future filings, the inputs used and the valuation methodology used to measure

fair value of the auction rate securities prior to the transfer to Level 3 and the reasons for the transfer to Level 3 inputs. Also, in light of your disclosure that as a result of the liquidity issues experienced in the credit markets, all of your auction rate securities have experience failed auctions since February 13, 2008, please explain to us why you believe it is appropriate that fair value is approximately equal to the par value of the securities.

Note 9. Notes Payable, page F-14

6. We note from your disclosure in MD&A on page 34 that your equipment loans require you to maintain certain financial covenants. In future filings, please revise the notes to your financial statements to include the nature of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraph 18-19 of SFAS No. 5.

Form 10-Q for the quarter ended March 31, 2009

Balance Sheet

7. We note your disclosure in your Liquidity and Capital Resources section of MD&A that due to a shortfall of available capital, you have suspended construction of one restaurant and delayed the start of construction on another restaurant planned to open in 2009. Please tell us if there are any amounts related to these restaurants that are capitalized on the balance sheet as of March 31, 2009. If so, please tell us why you believe the amounts are recoverable and tell us how you evaluated the amounts for impairment.

Form 10-Q for the quarter ended March 31, 2009
Rights Offering, page 18

8. We note from the discussion on page 18 of your Form 10-Q that the company has filed a registration statement on Form S-3 to reflect a rights offering with targeted proceeds to the Company of $3.5 million pursuant to which each stockholder of the Company received one non-transferable subscription right to purchase one share of common stock at $1.35 per share for every 2.5 shares of common stock owned on April 17, 2009. We also note from the discussion included in the first paragraph on page 34 of the Company's Annual Report on Form 10-K, that the subscription price for the rights offering was expected to reflect a discount to the market price of the Company's common stock on the date the offering price for the rights offering was determined by the Company's board of directors. As it appears that the exercise price of the rights is less than the fair value of the Company's common stock, it appears that the rights offering provides for a bonus element that should be accounted for pursuant to the guidance outlined in

paragraphs 55 and 56 of SFAS No.128. Please tell us and revise the notes to your financial statements to explain your planned accounting treatment for the rights offering for purposes of your earnings per share computations.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE
(480) 991-6811